

Mail Stop 3030

January 17, 2017

<u>Via E-mail</u>
Richard L. Van Kirk
Chief Executive Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, CA 92614

> **Re: Pro-Dex, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 15, 2016**
> **File No. 000-14942**

Dear Mr. Van Kirk:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Geoff Kruczek for

                Amanda Ravitz
                Assistant Director
                Office of Electronics and Machinery

cc: Garett Sleichter, Esq.
        Rutan & Tucker, LLP